UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 8, 2016

BRT REALTY TRUST

(Exact name of Registrant as specified in charter)

Massachusetts	001-07172	13-2755856
(State or other jurisdiction	(Commission file No.)	(IRS Employer
of incorporation)		I.D. No.)

60 Cutter Mill Road, Suite 303, Great Neck, New York	11021
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: 516-466-3100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On December 8, 2016, the Board of Trustees of BRT Realty Trust, a Massachusetts business trust (“Old BRT”), approved a plan of conversion (the “Conversion Plan”), pursuant to which Old BRT will convert (the “Conversion”) its jurisdiction and form of organization from a Massachusetts business trust to a Maryland corporation to be named BRT Apartments Corp. (“New BRT”). Pursuant to the Conversion Plan, at the effective time of the Conversion, each outstanding share of beneficial interest of Old BRT par value $3.00 per share (an “Old Share”) will be exchanged for one share of New BRT common stock, $0.01 par value per share (the “New Share”). The Conversion is intended to qualify as a tax-free reorganization under the federal income tax laws.

Completion of the Conversion is subject to, among other things, approval of the Conversion Plan by Old BRT’s shareholders at the Annual Meeting of Shareholders (the “Annual Meeting”), which we anticipate will take place in March 2017. If the Conversion Plan and certain other proposals to be submitted to Old BRT’s shareholders are approved at the Annual Meeting, it is anticipated that the Conversion would be completed in March 2017. The Conversion Plan may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the effective time by the Old BRT board of trustees if it determines that the completion of the transactions provided for therein would be inadvisable or not in the best interest of Old BRT and its shareholders.

Following the Conversion, the business of New BRT will be the same as the business of Old BRT – the Conversion will not result in any change in our company’s headquarters, business, jobs, management, location of any of the offices, number of employees, assets, liabilities or net worth (other than as a result of the costs related to the Conversion, including legal and accounting fees). Old BRT’s management, including all trustees and officers, will assume identical positions with New BRT, except that the position of trustee will be referred to as a director.  Further, the Conversion will not affect any asset or debts, obligations or liabilities of Old BRT or impair the rights of creditors or any liens on the property of Old BRT, and New BRT will be liable for all the debts and obligations of Old BRT.

Upon completion of the Conversion, it is anticipated that shares of New BRT common stock will trade on the New York Stock Exchange under the symbol BRT and the holders of Old Shares will hold the same number of shares and same ownership percentage of New BRT immediately after the Conversion as they held of Old Shares of Old BRT immediately prior to the Conversion.

Upon completion of the Conversion, New BRT common stock will be deemed to be registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Rule 12g-3(a) promulgated thereunder. For purposes of Rule 12g-3(a), New BRT will be the successor issuer to Old BRT.

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Item 2.02 Results of Operations and Financial Condition.

On December 13, 2016, Old BRT issued a press release announcing its results of operations for the three months and year ended September 30, 2016.  The press release is attached as an exhibit to this Current Report on Form 8-K.  This information and the exhibit attached hereto are being furnished pursuant to Item 2.02 of Form 8-K and are not to be considered "filed" under the Exchange Act, and shall not be incorporated by reference into any previous or future filing by registrant under the Securities Act of 1933, as amended, or the Exchange Act.

Item 9.01 Financial Statements and Exhibits.

 (d) Exhibits.

Exhibit No.	Description
99.1	Press release dated December 13, 2016.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRT REALTY TRUST

Date: December 13, 2016	By:	/s/ David W. Kalish
David W. Kalish
Senior Vice President – Finance

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